Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2012		Year Ended December 31, 2011 (a)
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Energy Generating Company	$7,771		$44,153
Net income attributable to noncontrolling interest	(5,752)		1,061
Taxes based on income	1,513		32,285
Fixed charges excluding capitalized interest	40,121		61,975
Amortization of capitalized interest	1,089		1,176

Earnings available for fixed charges, as defined	$44,742		$140,650

Fixed charges, as defined:
Interest expense on short-term and long-term debt(b)	$39,398		$61,020
Capitalized interest	9,437		2,886
Estimated interest cost within rental expense	217		284
Amortization of net debt premium, discount, and expenses	506		671

Total fixed charges, as defined	$49,558		$64,861

Ratio of earnings to fixed charges	—	(c)	2.17

(a)

During 2011, Genco recorded a charge to earnings of $35 million related to the closure of two energy centers and an asset impairment. See Note 17 - Goodwill, Impairment and Other Charges under Part II, Item 8 of the 2011 Form 10-K for additional information.

(b)	Includes interest expense related to uncertain tax positions
(c)	Earnings are inadequate to cover fixed charges by $5 million for the nine months ended September 30, 2012.